EXHIBIT TO ITEM 77-H

PACIFIC FUNDS

During the year ended March 31, 2004, there were changes in control of the Registrant. On August 27, 2003, Pacific Life Insurance Company decreased its ownership to 24.92% of the shares outstanding of the PF Salomon Brothers Large-Cap Value Fund and therefore was deemed not to control the Fund. Pacific Life increased its ownership of the PF Salomon Brothers Large-Cap Value Fund to 25.08% on January 5, 2004. On January 7, 2004, Pacific Life decreased its ownership to 23.57% of the shares outstanding of the PF Salomon Brothers Large-Cap Value Fund and therefore was deemed not to control the Fund. Pacific Life increased its ownership of the PF Salomon Brothers Large-Cap Value Fund to 25.80% on February 2, 2004. On February 3, 2004, Pacific Life decreased its ownership to 23.41% of the shares outstanding of the PF Salomon Brothers Large-Cap Value Fund and therefore was deemed not to control the Fund. The increases and decreases in percentage ownership were a result of fluctuations in net assets of the Fund due to subscriptions and redemptions by other shareholders.

Also during the year ended March 31, 2004 there was another change in control of the Registrant. On March 8, 2004, Pacific Life decreased its ownership to 24.99% of the shares outstanding of the PF Van Kampen Mid-Cap Growth Fund and therefore was deemed not to control the Fund. The decrease in percentage ownership was a result of a decrease in net assets of the Fund due to redemptions by other shareholders.